July 30, 2013

Michelle Roberts

Senior Counsel

Office of Insured Investments

Division of Investment Management

United States Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Guardian Separate Account R

Response to Comments on Pre-Effective Amendment No. 1 on Form N-4 - File Nos. 333-187762 & 811-21438

The Guardian Investor ProFreedom Variable Annuity (B Share)

The Guardian Investor ProStrategies Variable Annuity (I Share)

Dear Ms. Roberts:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on July 24, 2013.

1.	Page 31. Premium taxes vs. annuity taxes. If we mean something different from premium tax when we say annuity tax then we should define it and include the same information we include with respect to premium taxes (i.e., range, state variations). But if they are the same then conform the terms used in the prospectus.

RESPONSE: In the last paragraph on page 31, the only reference in the prospectus to “annuity” taxes has been changed to “premium” taxes.

2.	Annuity Payout Options, page 39. Revise the first sentence of the last paragraph to read as follows: “All annuity payout options are fixed rate options that are payable from GIAC’s general account assets.”

Response: Revision made.

3.	DIA Rider. Consider whether the name “SecureFuture” is misleading. Also, how can we use this term without factoring in inflation.

RESPONSE: We have considered whether the name “SecureFuture” is misleading and have determined that, for the following reasons, it is not. The use of the combined term “SecureFuture” is intended to modify “Income” and the focus is on the fact that the contract owner is securing future income for him or herself. We do not use within the prospectus or our marketing materials the combined term “SecureFuture” by itself; it always appears in combination with the word “Income” as “SecureFuture Income”. We have filed marketing material with FINRA, in which the rider name is used and we have received a clean letter.

The product does not factor in inflation because it is only guaranteeing secure future income payments – not a secure future. A cost of living adjustment feature (“COLA”) is not necessary to satisfy a guarantee of income. If in fact we were marketing a secure future, we would agree that a COLA would be a necessary component.

We have added disclosure to the prospectus to reflect the foregoing. Please see the response to Item 4 below.

4.	DIA Rider. Add disclosure to state that: Ultimately payments under the rider are subject to the claims paying ability of GIAC. In addition, the level of payments that can secure someone’s future is ultimately a subjective determination, and GIAC cannot be sure that you are allocating enough DIA transfers for this purpose. Furthermore, the prospectus discloses that higher DIA payments are dependent on a variety of factors.

Response: The following language has been added in bold to page 49.

“Ultimately, payments under the rider are subject to the claims paying ability of GIAC. While GIAC guarantees future income payments based on amounts transferred to the DIA rider and a variety of other factors, as described in this prospectus, we do not guarantee that the amounts transferred to the rider will be sufficient to provide you with a secure retirement. The level of payments necessary to secure your future is a subjective determination that only you, in conjunction with your financial advisor, can make. As a result, we strongly recommend that you consult with your financial advisor when determining the amount and timing of transfers to the DIA rider.”

5.	To the extent possible, the DIA rider section should be self-standing – meaning that all disclosure relative to the DIA rider should be contained in this section. For instance, make sure the disclosure on pages 31 (surrenders and withdrawals) and 34 (inactive contracts) relative to the DIA rider is also set forth in the DIA section.

RESPONSE: The following language on pages 31 and 34 now also appears in the DIA rider section on pages 51 and 55.

Added to page 51:

“DIA transfers will be treated as withdrawals under the basic contract except that the DIA transfers will reduce Chargeable Premium by the amount of the DIA transfer that was part of the Free Withdrawal Amount. A cancellation of a DIA transfer will cause the Chargeable Premium to increase by the amount that the Chargeable Premium was reduced by that DIA transfer. DIA transfers are not subject to surrender charges and neither federal nor state income taxes are withheld; however, DIA transfers are subject to applicable premium taxes. DIA transfers will also impact the Chargeable Premium, the calculation of surrender charges, and allocation of cost basis between the accumulation value of the basic contract and the future stream of income payments under the applicable DIA payout option. Please see “Other Contract Features: Deferred Income Annuity Rider.” The following example demonstrates the effect of a hypothetical DIA transfer on the Chargeable Premium, surrender charges, and the allocation of cost basis.”

Assumptions:

•	A $100,000 initial premium payment is made on January 1, 2013

•	Net Return of 0%

•	A $15,000 DIA transfer is made on January 15, 2015

•	The DIA Commencement Date is January 15, 2023

Event	Contract Value	Chargeable Premium	Surrender Charges (on full surrender of basic contract)	Cost Basis Allocated to basic contract	Cost Basis Allocated to DIA rider
Contract Issue	$100,000	$100,000	$8,000	$100,000	$0
Second Contract Anniversary	$100,000	$100,000	$6,500	$100,000	$0
DIA Transfer
Values on January 15, 2015 prior to DIA Transfer	$100,000	$100,000	$6,500	$100,000	$0
Values on January 16, 2015 immediately after the DIA Transfer	$85,000	$85,000	$5,525	$100,000	$0
Values on January 15, 2023 upon DIA payment commencement	$85,000	$0	$0	$82,342	$17,658	*

*	Note: The cost basis assigned to the payments under the DIA rider on the DIA commencement date depend on the amount of the DIA payments determined as of the applicable DIA transfer date and a present value calculation of the future stream of DIA payments as of the DIA commencement date. The rates used in this example to determine the cost basis are hypothetical. Actual cost basis assigned to DIA payments will depend upon rates in effect at the time of transfer.

Added to page 55:

“Inactive Contract

If the accumulation value of the basic contract is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity but the contract has a funded and in force DIA rider, the contract is not terminated. The DIA rider remains in effect and payments will begin on the DIA commencement date in accordance with the DIA payout option chosen by the contract owner. If the accumulation value is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity and the contract does not have a funded and in force DIA rider, the contract is terminated.”

6.	In the DIA rider Section incorporate the following:

a.	The following sentence at the end of the first paragraph of the DIA section should be put in bold face type: “Only amounts not subject to a surrender charge may be transferred to the DIA rider.

RESPONSE: This disclosure has been placed in bold face type.

b.	Please disclose if the DIA rider is automatically issued with any contract purchased by an owner/annuitant aged 80/65 or under.

RESPONSE: Even though there is no charge for the rider, for owners/annuitants under 80 for non-qualified contracts and under 65 for qualified contracts, the rider must be elected at the time of issue. The following disclosure has been added to the first paragraph of the DIA rider section on page 49:

“Even though there is no charge for this rider, it must be elected at the time of application.”

c.	Explicitly address if the Rider (not the transfers) can be cancelled.

RESPONSE: The following disclosure has been added to the top of page 51.

“Although DIA transfers can be cancelled, as set forth above, the DIA rider cannot be cancelled.”

d.	Disclose the impact of surrender of the basic contract and withdrawals under the basic contract on the DIA rider.

RESPONSE: The impact of payment of accumulation value of an inactive contract on the DIA rider is disclosed in the Inactive Contract sections on pages 34 and 55 as follows:

“If the accumulation value of the basic contract is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity but the contract has a funded and in force DIA rider, the contract is not terminated. The DIA rider remains in effect and payments will begin on the DIA commencement date in accordance with the DIA payout option chosen by the contract owner. If the accumulation value is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity but the contract does not have a funded and in force DIA rider, the contract is terminated.”

e.	In Bold face type, add: Once allocations are made to the DIA rider, those allocations cannot be withdrawn from the DIA rider.

RESPONSE: The requested language, as amended below, has been added in bold to the end of the first full paragraph on page 51.

“Once a DIA transfer has been made and the cancellation period has expired, the amounts transferred cannot be withdrawn from the DIA rider.”

f.	Explicitly address if there is or is not a possibility of spousal continuation of the DIA rider.

RESPONSE: As reflected in the language in the 4th paragraph of the Death of Owner Annuitant section on page 54, if the spouse can and does continue the contract then the rider continues as well.

g.	Spell out how the contract owner will know the amount of the DIA payment he will receive.

RESPONSE: The following language has been added as the 3rd to last paragraph of the DIA Transfers section on page 51:

“After making a DIA transfer you will receive a confirmation of the current DIA transfer amount, the amount of the DIA payment for the current DIA transfer amount, and the cumulative DIA payment for all DIA transfers to date.”

7.	Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

RESPONSE: Once we have agreed on the resolution of these issues, we will make these and any further changes to the prospectus in a Pre-Effective Amendment #2, such Pre-Effective Amendment to include any remaining financial statements, exhibits, consents and acknowledgments.

Please contact the undersigned at (212) 598-7469 or Patrick Ivkovich at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Sheri L. Kocen

Sheri L. Kocen

Second Vice President and Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-7469

E-mail: sheri_kocen@glic.com